Exhibit 99.2

ASML share buy back program

Repurchase up to € 1 billion within 2 years

Announced January 19, 2011

Repurchased of total program:	66.9%

The total amount of outstanding shares at the end of 2010 is approximately 436 million shares.

The following table shows the shares repurchased between October 31, 2011 and November 25, 2011:

Date	Repurchased shares	Average price	Repurchased value
Oct. 31 – Nov. 4, 2011	298,278	€29.59	€8,825,790
Nov. 7 – Nov. 11, 2011	449,782	€29.96	€13,474,989
Nov. 14 – Nov. 18, 2011	530,000	€28.94	€15,336,666
Nov. 21 – Nov. 25, 2011	349,132	€27.62	€9,642,678
Total shares repurchased between October 31, 2011 and November 25, 2011	1,627,192	€29.03	€47,280,122

Total shares repurchased through November 25, 2011	24,656,713	€27.13	€669,038,703